O’Neill Law Group PLLC Stephen F.X. O’Neill* Christian I. Cu**	435 Martin Street, Suite 1010
Blaine, WA 98230
	Telephone:	360-332-3300
	Facsimile:	360-332-2291

File #4485
January 8, 2009
VIA EDGAR &
FACSIMILE 202-772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: John P. Lucas, Attorney

Dear Sirs:

RE:	YATERRA VENTURES CORP. (the “Company”)
	-	SEC File Number 333-155992
	-	Registration Statement on Form S-1 Filed on December 8, 2008

We write on behalf of the Company in response to your comment letter dated January 6, 2009 regarding the above-referenced Registration Statement on Form S-1 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form S-1/A (as revised, the "Amended Form S-1").

In addition to the Amended Form S-1, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form S-1.

GENERAL

1.

IF THE ANTICIPATED EFFECTIVE DATE OF THE AMENDED REGISTRATION STATEMENT FALLS MORE THAN 135 DAYS FROM THE END OF YOUR FISCAL YEAR, PLEASE FOLLOW THE GUIDANCE PROVIDED BY RULE 8-08 IN DETERMINING WHETHER UPDATED INTERIM FINANCIAL STATEMENTS ARE REQUIRED.

In response to this comment, the Company anticipates that the effective date of the Amended Registration Statement will fall within the 135 day period from the end of its fiscal year. As the Company’s fiscal year is August 31, 2008, it is our understanding that the 135 day period ends on January 13, 2009.

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: John P. Lucas

COVER PAGE

2.

WE NOTE YOUR STATEMENT ON PAGE 9 THAT THE SELLING SHAREHOLDERS MAY “SELL THEIR SHARES ON A CONTINUOUS OR DELAYED BASIS FOR A PERIOD OF NINE MONTHS FOLLOWING” EFFECTIVENESS. IF THIS IS IN FACT YOUR PLAN, PLEASE CHECK THE APPROPRIATE BOX ON THE COVER PAGE TO INDICATE THAT THIS IS A CONTINUOUS OFFERING PURSUANT TO RULE 415.

In response to this comment, the Company has checked the appropriate box on the cover page to indicate that this is a continuous offering pursuant to Rule 415.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 26

3.

HERE OR IN ANOTHER APPROPRIATE PLACE IN YOUR REGISTRATION STATEMENT, PROVIDE SUPPLEMENTAL DISCLOSURE OF YOUR SOURCES OF LIQUIDITY. ON PAGE THREE, FOR EXAMPLE, YOU STATE THAT YOU HAD $23,000 IN CASH AS OF OCTOBER 31, 2008. HOWEVER, YOU ESTIMATE $53,022 IN OFFERING COSTS ALONE, AS WELL AS $15,150 TO COMPLETE PHASE 1A OF THE BLUE JACK EXPLORATION PROGRAM.

In response to this comment, the Company has revised the Amended Form S-1 to provide supplemental disclosure on its sources of liquidity and to reflect the fact that it will need to obtain additional financing in order to complete its exploration program on the Blue Jack Property. These revisions are reflected under the headings “Risk Factors,” “Description of Property,” “Plan of Operation,” and “Liquidity and Capital Resources.”

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O’NEILL

CCH/clk

Enclosure

cc:	Yaterra Ventures Corp.
Attn: Jarrett F. Bousquet, President